Delisting Determination, The Nasdaq Stock Market, LLC, July 2, 2025, Goldenstone Acquisition Limited.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Goldenstone Acquisition Limited. effective at the opening of the trading session on July 18, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on March 19, 2025. The Company did not file an appeal.
The Company securities were suspended on March 26, 2025.
The Staff determination to delist the Company securities became final on March 26, 2025.